UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  0-50525

[ X ] Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-QSB   [  ] Form N-SAR

For Period Ended:  December 31, 2003

[  ]

Transition Report on Form 10-KSB

[  ]

Transition Report on Form 10-QSB

[  ]

Report on Form 20-F

[  ]

Transition Report on Form N-SAR

[  ]

Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Searchlight Solutions Ltd.

Full Name of Registrant

Electronic Manufacturing Solutions and Services, Inc.

Former Name if Applicable

Suite 500, 329 Railway Street

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada  V6A 1A4

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[ X ]

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed Due date; and

10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed Due date; and

[  ]

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period:

Additional time was required for the preparation and filing of the Company's audited financial statements for the year ending December 31, 2003.  The Company's Form 10-KSB is expected to be completed and filed on or before April 14, 2004.

PART IV - OTHER INFORMATION

1.

Name and telephone number of person to contact in regard to this notification:

Gary Procknow

(604)

255-4620

(Name)

(Area Code)

(Telephone Number)

2.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[  ] Yes               [ X (1) ] No

(1)

The Registrant became a reporting issuer on February 20, 2004 therefore no periodic reports were required to be filed in the preceding 12 months.

3.

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes               [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEARCHLIGHT SOLUTIONS LTD.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

March 29, 2004

By:

/s/Gary Procknow

Gary Procknow, President, C.E.O. and Director

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).